UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2023

NexTier Oilfield Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37988	38-4016639
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3990 Rogerdale Rd.

Houston, Texas 77042

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01, par value	NEX	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on June 14, 2023, NexTier Oilfield Solutions Inc., a Delaware corporation (“NexTier”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), Pecos Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”). The Merger Agreement provides for a merger of equals through (i) the merger of Merger Sub Inc. with and into NexTier (the “First Company Merger”), with NexTier continuing as the surviving entity (the “Surviving Corporation”) and (ii) the subsequent merger of the Surviving Corporation with and into Merger Sub LLC (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity as a direct wholly owned subsidiary of Patterson-UTI.

On July 17, 2023, Patterson-UTI filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-273295), which was declared effective by the SEC on July 31, 2023, and which included a joint proxy statement/prospectus of Patterson-UTI and NexTier in connection with the Mergers (such joint proxy statement/prospectus in definitive form as filed by NexTier on July 31, 2023, the “Proxy Statement”).

Litigation Related to the Mergers

Since the filing of the Proxy Statement, two complaints have been filed by purported NexTier stockholders as individual actions against NexTier and the members of NexTier’s Board of Directors in the United States District Court for the District of Delaware. The complaints are captioned Collins v. NexTier Oilfield Sols., Inc.., et al., No. 23-cv-0862 (D. Del.) (filed August 8, 2023) and Feldman v. NexTier Oilfield Sols., Inc.., et al., No. 23-cv-0860 (D. Del.) (filed August 8, 2023) (collectively, the “Stockholder Actions”). The plaintiffs in the Stockholder Actions allege that, among other things, the Proxy Statement contains certain disclosure deficiencies and/or incomplete information regarding the Mergers, and assert claims for violations of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder against NexTier and its Board of Directors, and violations of Section 20(a) of the Exchange Act against NexTier’s Board of Directors. The plaintiffs in the Stockholder Actions seek, among other relief, an order enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Mergers and any vote on the Mergers, rescission or an award of rescissory damages in the event the Mergers are consummated, and costs and reasonable attorney and expert fees. As of the date hereof, NexTier also has, to its knowledge, received a total of seven demand letters from purported NexTier stockholders (the “Demand Letters” and, together with the Stockholder Actions, the “Stockholder Claims”) alleging that the Proxy Statement contained disclosure deficiencies and/or incomplete information regarding the Mergers. It is possible that additional, similar complaints may be filed, or that additional, similar demand letters may be issued, regarding the Mergers. Absent new or different allegations that are material or a disclosure obligation under the U.S. federal securities laws, NexTier will not necessarily disclose such additional complaints or demands.

NexTier and NexTier’s directors deny that any further disclosure beyond that already contained in the Proxy Statement is required under applicable law. However, in order to avoid the risk that the Stockholder Claims may delay or otherwise adversely affect the consummation of the Mergers, to avoid nuisance and minimize the distractions, uncertainties, and expense inherent in litigation, and without admitting any liability or wrongdoing, NexTier is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement. These disclosures, and disclosures of certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, NexTier and NexTier’s directors specifically deny all allegations in the Stockholder Claims and specifically deny that any additional disclosure was or is required.

SUPPLEMENT TO PROXY STATEMENT

NexTier is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety and is available on the SEC’s website at http://www.sec.gov, along with the periodic reports and other information NexTier files with the SEC. The supplemental disclosures contained herein will not affect the timing of special meetings of Patterson-UTI’s and NexTier’s stockholders, which are scheduled to be held on August 30, 2023 at 10:00 a.m. local time.

All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. To the extent the following information differs from or conflicts with the information contained in the Proxy Statement, the information set forth below shall be deemed to supersede the respective information in the Proxy Statement. New text within the amended and supplemented language from the Proxy Statement is indicated in bold and underlined text (e.g., bold, underlined text), and deleted text within the amended and supplemented language from the Proxy Statement is indicated in bold and strikethrough text (e.g., ~~bold, strikethrough text~~).

The disclosure on page 103 of the Proxy Statement is hereby supplemented by revising the second to last paragraph as follows:

Moelis utilized a range of discount rates of 10.50% to 12.50% based on an estimated range of NexTier’s weighted average cost of capital (the “WACC”). The WACC range reflected a derived cost of equity range using ~~the capital asset pricing model (“CAPM”)~~ (a) a risk-free rate based on 20-year U.S. government bonds, (b) a selected range of unlevered betas and debt to total capitalization ratios informed by the NexTier Selected Companies described below, (c) an equity risk premium and (d) a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2023 of (i) estimated unlevered free cash flows of NexTier for the second half of the calendar year ending December 31, 2023 through the end of the calendar year ending December 31, 2027 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values derived by applying a range of multiples of 2.00x to 3.00x to NexTier’s terminal year Adjusted EBITDA (which was equal to Adjusted EBITDA for the calendar year ending December 31, 2027). Moelis selected the foregoing terminal value multiple range by reference to the range of Adjusted EBITDA multiples of the NexTier Selected Companies described below for the calendar years ending December 31, 2023 and 2024. Moelis’ selection of the foregoing terminal value multiple range was also informed by Moelis’ professional judgment and experience and NexTier’s management’s macroeconomic assumptions of a generally flat North American oilfield services market. Moelis considered, but did not utilize, historical Adjusted EBITDA trading levels due to the differences between the current and historical market dynamics caused by market cyclicality.

The disclosure on page 104 of the Proxy Statement is hereby supplemented by revising the third paragraph as follows:

Moelis utilized a range of discount rates of 11.00% to 12.75% based on an estimated range of Patterson-UTI’s WACC. The WACC range reflected a derived cost of equity range using ~~CAPM~~ (a) a risk-free rate based on 20-year U.S. government bonds, (b) a selected range of unlevered betas and debt to total capitalization ratios informed by the Patterson-UTI Selected Companies described below, (c) an equity risk premium and (d) a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2023 of (i) estimated unlevered free cash flows of Patterson-UTI for the second half of the calendar year ending December 31, 2023 through the end of the calendar year ending December 31, 2027 (in each case, discounted using a mid-year discounting convention) and (ii) estimated terminal values derived by applying a range of multiples of 2.50x to 3.50x to Patterson-UTI’s terminal year Adjusted EBITDA (which was equal to Adjusted EBITDA for the calendar year ending December 31, 2027). As noted above, to ensure a like-for-like comparison between NexTier and Patterson-UTI, Patterson-UTI’s terminal year Adjusted EBITDA excluded the impact of SBC expense. Moelis selected the foregoing terminal value multiple range by reference to the range of Adjusted EBITDA multiples of the Patterson-UTI Selected Companies described below for the calendar years ending December 31, 2023 and 2024. Moelis’ selection of the foregoing terminal value multiple range was also informed by Moelis’ professional judgment and experience and NexTier’s management’s macroeconomic assumptions of a generally flat North American oilfield services market. Moelis considered, but did not utilize, historical Adjusted EBITDA trading levels due to the differences between the current and historical market dynamics caused by market cyclicality.

The disclosure on pages 106 and 107 of the Proxy Statement is hereby supplemented by revising the table beginning on page 106 and continuing on to page 107 and the first full table on page 107 as follows:

	TEV ($ in millions)	2023E Adjusted EBITDA ($ in millions)	2024E Adjusted EBITDA ($ in millions)	TEV/2023E Adjusted EBITDA	TEV/2024E Adjusted EBITDA
Completions-Focused Companies(1)
ProFrac	$3,239	$1,085	$1,291	3.0x	2.5x
Patterson-UTI(2)	$2,971	$973	$1,004	3.1x	3.0x
Liberty	$2,702	$1,245	$1,199	2.2x	2.3x
NexTier	$2,177	$937	$958	2.3x	2.3x
RPC	$1,463	$525	$514	2.8x	2.8x
ProPetro	$879	$490	$515	1.8x	1.7x
Trican	$578	$185	$198	3.1x	2.9x
Calfrac	$500	$237	$247	2.1x	2.0x
STEP	$282	$141	$159	2.0x	1.8x
Median	$1,463	$525	$515	2.3x	2.3x

(1)	Consensus estimates for Patterson-UTI’s and the Completions-Focused Companies’ (where applicable) 2023E and 2024E Adjusted EBITDA were adjusted to add back SBC expense.
(2)	Consensus estimates for Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were also adjusted to account for fluid ends as an expense rather than it being capitalized.

	TEV ($ in millions)	2023E Adjusted EBITDA ($ in millions)	2024E Adjusted EBITDA ($ in millions)	TEV/2023E Adjusted EBITDA	TEV/2024E Adjusted EBITDA
Drilling-Focused Companies(1)
H&P	$3,867	$990	$1,096	3.9x	3.5x
Nabors	$3,530	$1,016	$1,075	3.5x	3.3x
Patterson-UTI(2)	$2,971	$973	$1,004	3.1x	3.0x
Precision	$1,512	$511	$525	3.0x	2.9x
Median	$3,251	$981	$1,040	3.3x	3.1x

(1)	Consensus estimates for Patterson-UTI’s and the Drilling-Focused Companies’ (where applicable) 2023E and 2024E Adjusted EBITDA were adjusted to add back SBC expense.
(2)	Consensus estimates for Patterson-UTI’s 2023E and 2024E Adjusted EBITDA were also adjusted to account for fluid ends as an expense rather than it being capitalized.

The disclosure on page 110 of the Proxy Statement is hereby supplemented by revising the first and second full paragraph as follows:

Moelis reviewed publicly available consensus estimate stock price targets for shares of NexTier common stock as published by Capital IQ as of June 12, 2023, which ranged from $7.99 to $19.00 per share (which implied a range of equity values for NexTier of $1,888 million to $4,489 million). Moelis compared this range with the closing trading price of the NexTier common stock of $8.21 per share on June 12, 2023 (which implied an equity value of NexTier of $1,940 million).

Moelis also reviewed publicly available consensus estimate stock price targets for shares of Patterson-UTI common stock as published by Capital IQ as of June 12, 2023, which ranged from $12.00 to $22.00 per share (which implied a range of equity values for NexTier of $2,561 million to $4,695 million). Moelis compared this range with the closing trading price of the Patterson-UTI common stock of $10.78 per share on June 12, 2023 (which implied an equity value of Patterson-UTI of $2,300 million).

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the SEC at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI filed with the SEC initially on July 17, 2023 a registration statement on Form S-4 (File No. 333-273295), which includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. On July 31, 2023, Patterson-UTI filed a final prospectus with the SEC, and NexTier filed a definitive joint proxy statement with the SEC, each relating to the proposed transaction. No offering of securities shall be made, except by means of the final prospectus. The definitive joint proxy statement/prospectus was mailed to stockholders of Patterson-UTI and NexTier on or about August 1, 2023. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders can obtain free copies of these documents and other documents containing important information about NexTier and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXTIER OILFIELD SOLUTIONS INC.

Date: August 18, 2023	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Executive Vice President, Chief Administrative Officer & General Counsel